Registration Statement No. 33-99636
                                                                  Rule 424(b)(3)

                                3,080,000 Shares
                              Taubman Centers, Inc.
                                  COMMON STOCK

                                 --------------

      All of the shares of Common Stock offered hereby are being offered by the Selling Shareholders of Taubman Centers, Inc. (the "Company"). See "Selling Shareholders." The Company will not receive any proceeds from the sale of the shares offered hereby.

      The Company is the managing general partner of The Taubman Realty Group Limited Partnership ("TRG"). Under the Company's Continuing Offer, certain partners in TRG may exchange their Units of Partnership Interest in TRG for shares of Common Stock. Although as of the date of this Prospectus the Selling Shareholder has not indicated an intent to accept the Continuing Offer and sell the shares so acquired, the Company is required to register such shares for resale under the Securities Act of 1933. The Common Stock is listed on the New York Stock Exchange (symbol: TCO). On July 9, 1997, the closing price of the Common Stock on the New York Stock Exchange was $13 9/16 per share.

                                 --------------

      The shares offered hereby may be offered and sold from time to time as market conditions permit on the New York Stock Exchange, or otherwise, at prices and terms then prevailing, at prices related to the then-current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate a transaction; (b) purchases by a broker or a dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker or dealer. In effecting sales, brokers or dealers engaged by one or more of the Selling Shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Shareholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed "underwriters" under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."

                                 --------------

     See the discussion under the caption "Risk Factors" beginning on page 1 of this Prospectus for a discussion of the material risks
                   associated with a purchase of Common Stock.

                                 --------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

July 10, 1997

                                TABLE OF CONTENTS

                                                                         Page

The Company............................................................   1
Risk Factors...........................................................   1
Selling Shareholders ..................................................   6
Certain Provisions of the Articles of Incorporation and By-laws........   7
Description of Common Stock............................................   8
Restrictions on Transfer...............................................   9
Federal Income Tax Considerations......................................  11
ERISA Considerations...................................................  25
Plan of Distribution...................................................  27
Legal Matters..........................................................  27
Available Information..................................................  27
Incorporation by Reference.............................................  28
Glossary...............................................................  29

    No person is authorized in connection with any offering made by this Prospectus to give any information or to make any representation not contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Common Stock nor does it constitute an offer to sell or a solicitation of an offer to buy any of the Common Stock to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of nor sale under this Prospectus shall under any circumstance create any implication that the information contained in this Prospectus is correct as of any date subsequent to the date of this Prospectus.

                                   THE COMPANY

    The Company believes that it is organized and operates in such a manner so as to qualify as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986. The Company is the managing general partner of TRG, an operating partnership that engages in the ownership, operation, management, leasing, acquisition, development, redevelopment, expansion, financing, and refinancing of regional shopping centers. TRG owns as its primary assets interests in regional retail shopping centers located throughout the United
States (the "Taubman Shopping Centers" or "Centers"). TRG has interests in certain Centers through partnerships (the "Joint Ventures" and, together with the partnerships owning Taubman Shopping Centers that are 100% beneficially owned by TRG, the "Center Owners") with unaffiliated third parties (the "Joint Venture Partners"). TRG also owns development projects for future regional shopping centers and more than a 99% beneficial interest in The Taubman Company Limited Partnership (the "Manager"), which manages the Taubman Shopping Centers and provides other services to TRG and the Company. TRG also has the entire beneficial interest in various grantor trusts established by TRG (the "TRG Trusts") to serve as TRG's partners in the Center Owners of the wholly-owned Taubman Shopping Centers. See "Glossary" for the definitions of certain terms used in this Prospectus.

     The Company's executive offices are maintained by the Manager at 200 East Long Lake Road, Suite 300, P.O. Box 200, Bloomfield Hills, Michigan 48303-0200,
Telephone: (248) 258-6800.


                                  RISK FACTORS

    Prospective investors should carefully consider, among other factors, the matters described below.

Equity Real Estate Investments

Economic Performance and Value of Shopping Centers Dependent on Many Factors

    Shopping center economic performance and values could be adversely affected by a number of factors, including changes in the national, regional, and local economic climate, the quality and philosophy of management, local conditions (such as the supply of retail space), the attractiveness of the properties to tenants and their customers, the ability and willingness of the owner to provide adequate maintenance and insurance, operating costs, and the public perception of the safety of customers at the shopping centers. In addition to the factors affecting economic performance of shopping centers, shopping center values could be adversely affected by such factors as government regulations and changes in real estate zoning and tax laws, interest rate levels, the availability of financing, and potential liability under environmental and other laws. Adverse changes in one or more of these factors could adversely affect the Company's income and cash available for distribution, as well as the value of its investment in TRG.

Dependence on Rental Income from Real Property

    Substantially all of the Company's income is derived (through its interest in TRG) from rental income from real property. If the sales of stores operating in the Centers decline sufficiently, tenants might be unable to pay their existing minimum rents or expense recovery charges, since such rents and charges would represent a higher percentage of their sales. In addition, if therewere such declines in sales, new tenants would be less likely to be willing to pay minimum rents as high as they would otherwise pay. In a recessionary environment, such risks are increased.


    The Company's income and cash available for distribution would be adversely affected if lessees were unable to meet their lease obligations or if one or more of the Center Owners were unable to lease space (or collect rental payments). In the event of default by a lessee, the relevant Center Owner may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment.

Inability to Compete

    The Taubman Shopping Centers compete with other retailers in attracting customers. Regional shopping centers face increasing competition from discount stores, outlet malls, discount shopping clubs, and direct mail and telemarketing. There are numerous shopping centers that compete with the Taubman Shopping Centers in seeking tenants to lease space in commercial properties and numerous companies that compete with TRG in seeking properties for acquisition or development. No assurance can be given that the Taubman Shopping Centers will be able to compete successfully in the future. The inability of one or more Taubman Shopping Centers to compete successfully would adversely affect TRG's revenues and, consequently, the Company's income and funds available to pay dividends.

Conflicts of Interest with Joint Venture Partners in Jointly Owned Centers

    Certain Taubman Shopping Centers are owned by Joint Ventures consisting of TRG and one or more Joint Venture Partners who have no interest in TRG. Sales or transfers of interests in the Joint Ventures are subject to buy-sell provisions and rights of first refusal or first offer. A right of first refusal generally requires a partner desiring to sell its interest to a third party to offer the interest first to the other partner on the same terms and conditions offered by the third party. A right of first offer generally requires a partner that does not yet have a third party offer (but that desires to sell its interest) to first offer the partnership interest to the other partner for a specified price. If the other partner declines to purchase, the offering partner may then attempt to sell its interest to a third party on terms not materially less favorable to the offering partner than those offered to its partner. A buy-sell provision generally allows either partner to initiate a process that will result in one of the partners purchasing the other partner's interest. The initiating partner may specify the price at which it would be willing to sell its interest or purchase its partner's interest, and the other partner then elects whether to sell or buy at the specified price. These provisions and rights may work to the advantage or disadvantage of TRG because, among other things, they may provide an opportunity to acquire the interests of the Joint Venture Partners on advantageous terms or require TRG to make decisions as to the purchase or sale of interests in a Joint Venture at a time that is disadvantageous to TRG.

    In addition, the consent of each Joint Venture Partner could be required with respect to certain major transactions, such as refinancing, encumbering, or the expansion or sale of, the relevant Taubman Shopping Center. The interests of the Joint Venture Partners and those of TRG are not necessarily aligned in connection with the resolution of such issues. Accordingly, TRG may not be able to favorably resolve any such issue, or TRG may have to provide financial or other inducement to the Joint Venture Partner to obtain such resolution.

Failure to Qualify as a REIT


    Although the Company believes that it is organized and operates in such a manner so as to qualify as a REIT under the Internal Revenue Code of 1986 (the "Code"), no assurance can be given that the Company will remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and applicable Treasury Regulations is also increased in the context of a REIT that holds its assets in partnership form. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations, or court decisions will not significantly change the tax laws with respect to the qualification as a REIT or the Federal income tax consequences of such qualification.

    If in any taxable year the Company fails to qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. As a result, the amount available for distribution to the Company's shareholders would be reduced for the year or years involved. In addition, unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost.

    Notwithstanding that the Company currently operates in a manner designed to qualify as a REIT, future economic, market, legal, tax, or other considerations may cause the Company to determine that it is in the best interest of the Company and its shareholders to revoke the REIT election. The Company would be disqualified to elect treatment as a REIT for the four taxable years following the year of such revocation.

Inability to Comply with REIT Distribution Requirements

REIT Requirements

    To obtain the favorable tax treatment for REITs qualifying under the Code, the Company generally will be required each year to distribute to its shareholders at least 95% of its otherwise taxable income (after certain adjustments). In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income for the calendar year, 95% of its capital gains net income for the calendar year and any undistributed taxable income from prior periods. Failure to comply with the 95% distribution requirement would result in the Company failing to qualify as a REIT and the Company's income being subject to tax at regular corporate rates.

Inability of the Company to Maintain its Distribution Policy

    The Company intends to make distributions to its shareholders to comply with the 95% distribution provision of the Code and to avoid the nondeductible excise tax discussed above. The Company's income consists almost entirely of the Company's share of the income of TRG, and the Company's cash flow consists almost entirely of its share of distributions from TRG. No assurance can be given that the Company's share of distributions from TRG will be sufficient to enable it to pay its operating expenses and meet the distribution requirements discussed above.

Bankruptcy of Others

Bankruptcy of Anchors

    Several department store companies operating anchors at regional shopping centers have filed for protection under the United States Bankruptcy Code. In TRG's experience, anchors have continued to operate their stores at the Taubman Shopping Centers during bankruptcy proceedings, until and unless the proceedings have resulted in liquidation. In the event of liquidation, the store site and related property (or the leasehold interest) are generally sold at auction. In TRG's experience, the bankruptcy of department store companies has not had a materially adverse effect on TRG's financial condition; however, anchor closings could result in reduced customer traffic and lower mall tenant sales.

    A number of department store companies that operate anchors at shopping centers were acquired by other department store companies. As a result, there are fewer independent department store chains in existence today. Accordingly, the bankruptcy of any one department store chain could involve more anchors at the Taubman Shopping Centers than may have been the case when there was less concentration in the department store industry.

Bankruptcy of Mall Tenants

    Mall tenants at Taubman Shopping Centers may seek the protection of the bankruptcy laws, which could result in the termination of such tenants' leases and thus cause a reduction in the cash flow generated by the Taubman Shopping Centers.

Bankruptcy of Joint Venture Partners

    The bankruptcy of a Joint Venture Partner could adversely affect the relevant Taubman Shopping Center, principally because of the problems created by dealing with a bankruptcy court regarding material partnership decisions. Under the bankruptcy laws, TRG would be precluded by the automatic stay from taking certain actions which affect the estate of the Joint Venture Partner without prior approval of the bankruptcy court, which would, in most cases, entail prior notice to other parties and a hearing in the bankruptcy court. At a minimum, the requirement of approval may delay the taking of such actions. If a Joint Venture has incurred recourse obligations, the discharge in bankruptcy of a Joint Venture Partner might result in the ultimate liability of TRG for a greater portion of such obligations than it would otherwise bear. In addition, even in situations where the Joint Venture Partner (or its estate) was not completely relieved of liability for such obligations, TRG, as a general partner of the Joint Venture, might be required to satisfy such obligations and then rely upon a claim against the Joint Venture Partner's estate for reimbursement.

Effect of Uninsured Loss on Profitability

    Each Center Owner carries comprehensive liability, fire, flood, earthquake, extended coverage, and rental loss insurance, with policy specifications and insured limits customarily carried for similar properties. There are, however, certain types of losses (generally of a catastrophic nature, such as from wars, riots, or civil disturbances) that are generally not insured either because they are uninsurable or not economically insurable. Should an uninsured loss occur, the Center Owner could lose invested capital in, and anticipated profits from, the property; the property of the Center Owner would nevertheless continue to be subject to the obligation ofany mortgage indebtedness. Any such loss could adversely affect the profitability and cash flow of TRG and, therefore, the Company. The Company believes that the Taubman Shopping Centers are adequately insured in accordance with industry standards.

Liabilities for Environmental Matters

    Under various Federal, state and local environmental laws, ordinances, and regulations, the Company, TRG, or the Manager, as the case may be, in connection with the ownership (direct or indirect), operation, management, and development of real properties, may be considered an owner or operator of such properties or may have arranged for the disposal or treatment of hazardous or toxic substances, and therefore may become potentially liable for removal or remediation costs, as well as certain other potential costs that could relate to such hazardous or toxic substances (including governmental fines and injuries to persons and property). Such laws often impose liability without regard to whether the owner or operator know of, or was responsible for, the release of such hazardous or toxic substances.

    Of the Centers, one is located in a region that has been used extensively to store various petroleum products; one is located over an oil field and several abandoned oil wells and is adjacent to an active oil production facility; and one is situated on land that was previously used as a landfill.

    In addition, certain environmental laws impose liability for release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. There are ACMs at most of the Taubman Shopping Centers, primarily in the form of floor tiles and mastics.

    Although  there  can be no  assurances,  the  Company  is not  aware  of any environmental liability relating to the above matters or generally to the Taubman Shopping Centers or any other property in which the Company, TRG, or the Manager has or had an interest (whether as an owner or operator) that the Company believes would have a material adverse effect on the Company's or TRG's business, assets, or results of operations. The existence of any such environmental liability could have an adverse effect on TRG's cash flow and the funds available to the Company to pay dividends.

Treatment of Assets of the Company as Plan Assets under ERISA

    The Company believes that shares of Common Stock are "publicly-offered securities" for purposes of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and that, consequently, the assets of the Company are not, and will not be, "plan assets" of an ERISA plan, individual retirement account, or other non-ERISA plan that invests in the Common Stock. Were the Company's assets deemed to be plan assets of any such plan, then TRG's and the Company's ability to engage in business transactions would be hampered because: (i) certain persons exercising discretion as to the Company's assets might be considered to be fiduciaries under ERISA; (ii) transactions involving the Company undertaken at their direction or pursuant to their advice might violate ERISA; and (iii) certain transactions that the Company might enter into in the ordinary course of its business might constitute "prohibited transactions" under ERISA and the Code.

Sale of the Taubman Shopping Centers

    Under TRG's partnership agreement, upon the sale of a Center or TRG's interest in a Center, TRG may be required to distribute to its partners all of the cash proceeds received by TRG from such sale. If TRG made such a distribution, the sale proceeds would not be available to finance TRG's activities, and the sale of a Center may result in a decrease in funds generated by continuing operations and in distributions to TRG's partners, including the Company.

Restrictions on Control of TRG

    TRG's Partnership Committee has final authority over the management of TRG's business. As a result of provisions in TRG's Partnership Agreement, the Company may not be able to designate a majority of the members of the Partnership Committee prior to owning, under certain circumstances, up to 61.5% of TRG. Currently, the Company designates five of the 13 Partnership Committee members.

Ownership Limit and Other Provisions of the Articles and Bylaws

    The general limitation on ownership of the Company's Regular Capital Stock and other provisions of the Company's Articles and Bylaws could have the effect of discouraging offers to acquire the Company and of inhibiting a change of control, which could adversely affect the shareholders' ability to receive a premium for their shares in connection with such a transaction. See "Certain Provisions of the Articles and Bylaws" and "Restrictions on Transfer."


                              SELLING SHAREHOLDERS

    The Company has made a continuing offer (the "Continuing Offer") to certain partners in TRG to exchange their Units of Partnership Interest in TRG for shares of Common Stock. All of the shares being offered by this Prospectus are being sold by the Selling Shareholders named below. The Selling Shareholders acquired their Units of Partnership Interest in connection with TRG's acquisition of Biltmore Fashion Park, a regional retail shopping center located in Phoenix, Arizona, in December 1994. Although none of the Selling Shareholders has indicated a present intent to accept the Continuing Offer and sell the shares so acquired, the Company is required, pursuant to the terms of the Continuing Offer, to register such shares for resale under the Securities Act. TRG bears all costs of such registration. The Company will not receive any proceeds from the sale of the shares offered by this Prospectus.

    The following table sets forth certain information regarding the Selling Shareholders' ownership of Common Stock and assumes (i) that each Selling Shareholder is the beneficial owner only of shares that such Selling Shareholder has the right to acquire under the Continuing Offer and (ii) that each Selling Shareholder sells all shares owned by such Shareholder.

                                      Beneficial Ownership
Name of Selling Shareholder            of Common Stock (1)  Shares Being Sold(1)
---------------------------           --------------------  --------------------

Southwest Associates                         593,648              593,648
Grossman/Southwest Associates
  Limited Partnership                      1,996,000            1,996,000
El Camino Associates                         191,556              191,556
Charles Carlise                              298,796              298,796
                                           ---------            ---------
                                           3,080,000            3,080,000
                                           =========            =========

--------------

(1) The number of shares is approximate because the exchange ratio under the Company's Continuing Offer varies. For purposes of the table, a ratio of approximately 2,000 shares per Unit of Partnership Interest has been assumed. The actual number of shares will not be more than, and will not vary materially from, the assumed number of shares.


        CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

      Set forth below is a description of certain provisions of the Company's Second Amended and Restated Articles of Incorporation (the "Articles") and the Company's Bylaws (the "Bylaws") as in effect on the date of this Prospectus. The description is a summary only, and is qualified in its entirety by reference to the Articles and Bylaws, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

      Under the Articles, the Company is authorized to issue a total of 300 million shares of Capital Stock, consisting of 250 million shares of Common Stock and up to 50 million shares of Preferred Stock. The term "Capital Stock" means Common Stock, Preferred Stock, and Excess Stock, and the term "Regular Capital Stock" means shares of Common Stock and Preferred Stock that have not become Excess Stock. See "Restrictions on Transfer."

Staggered Board of Directors

      The Bylaws provide that the Board of Directors will be divided into three classes of directors, each class constituting approximately one-third of the total number of directors, with the classes serving staggered three-year terms. The Articles provide that 40% of the Company's Directors must be "Independent," as defined in the Articles (in general, a Director is Independent if he is not affiliated with A. Alfred Taubman or his affiliates or certain pension trusts of General Motors Corporation or their affiliates (the "GM Trusts")). The classification of the Board of Directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors because only a minority of the directors are elected at any one time. The Company believes, however, that the longer terms associated with the classified Board of Directors will help to ensure continuity and stability of the Company's management and policies.

      The classification provisions could also have the effect of discouraging a third party from accumulating a large block of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and some, or a majority, of its shareholders.

Number of Directors; Removal

      The Articles provide that the number of directors will be fixed by the Bylaws. The Bylaws currently provide that the number of directors will be 11 or such greater number as is necessary to ensure that 40% of the directors are Independent Directors.

      Directors may be removed only upon the affirmative vote of two-thirds of the outstanding shares of Capital Stock entitled to vote.

Preferred Stock

      The Articles authorize the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the preferences, rights (including voting and conversion rights), and other terms of such series. The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with increased flexibility in meeting corporate needs. The authorized shares of Preferred Stock, as well as unissued shares of Common Stock, are available for issuance without further action by the Company's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board of Directors has no present intention to do so, it could issue a series of Preferred Stock that (because of its terms) could impede a merger, tender offer, or other transaction that some of the Company's shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-prevailing market prices for their shares.

Amendment of Articles of Incorporation and Bylaws

      The Articles may be amended only by the affirmative vote of two-thirds of the outstanding Capital Stock entitled to vote. A majority of the disinterested members of the Board of Directors, together with a majority of the disinterested Independent Directors may amend the Bylaws at any time, except with respect to a bylaw that is adopted by the shareholders and that, by its terms, can be amended only by the shareholders. The shareholders can amend the Bylaws only upon the affirmative vote of two-thirds of the outstanding Capital Stock entitled to vote.

Ownership Limit

      The General Ownership Limit set forth in the Company's Articles could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such acquisition. See "Restrictions on Transfer."


                           DESCRIPTION OF COMMON STOCK

General

      Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock, holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive ratably such dividends as may be declared on the Common Stock by the Board of Directors in its discretion from funds legally available for the payment of dividends. In the event of the liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of Preferred Stock.

      Currently, a majority of the outstanding shares of Common Stock is required for a quorum. Any action requiring shareholder approval (other than the election of directors) will be approved upon the affirmative vote of the holders of two-thirds of the outstanding shares of Capital Stock entitled to vote (currently, two-thirds of the outstanding shares of Common Stock because no Preferred Stock has been issued). Directors are elected by a plurality of the votes cast. Holders of Common Stock do not have cumulative voting rights in the election of directors. Holders of shares of Common Stock do not have preemptive rights, which means they have no right to acquire additional securities that the Company may issue.

      Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock powers, preferences, and rights (voting or otherwise) senior to the rights of the holders of Common Stock. See "Restrictions on Transfer" and "Certain Provisions of the Articles of Incorporation and Bylaws."

      The Common Stock is listed on the NYSE under the symbol "TCO." The Company will apply to the NYSE to list any additional Common Stock to be sold pursuant to any Prospectus Supplement, and the Company anticipates that such shares will be so listed.

Registrar and Transfer Agent

      The registrar and transfer agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C.


                            RESTRICTIONS ON TRANSFER

      To maintain its qualification as a REIT, the Company cannot be "closely held" within the meaning of applicable provisions of the Code and Treasury Regulations. In general, a REIT is "closely held" if five or fewer individuals
(as defined by the Code and Regulations) own more than 50% in value of the REIT's outstanding capital stock. Under the Company's Articles, in general, no shareholder may own more than 8.23% in value of the Company's Capital Stock (which term refers to Regular Common Stock, Regular Preferred Stock, and Excess Stock) (the "General Ownership Limit"). The GM Trusts may collectively own the greater of 8,731,426 shares of Regular Capital Stock (which term refers to shares of Common Stock and Preferred Stock that are not Excess Stock) and 19.8% in value of the outstanding Capital Stock; the AT&T Master Pension Trust (the "AT&T Trust and, together with the GM Trusts, the "Trusts") may own the greater of 6,059,080 shares of Regular Capital Stock and 13.74% in value of the outstanding Capital Stock; and the Trusts may own, in the aggregate, the greater of 14,790,506 shares of Regular Capital Stock and 33.54% in value of the outstanding Capital Stock (each such variation from the General Ownership Limit is referred to as an "Existing Holder Limit"). In addition, the Board of Directors has the authority to allow a "Look Through Entity" to own up to 9.9% in value of the Capital Stock (the "Look Through Entity Limit"). A "Look Through Entity," in general, is an entity (other than a qualified trust under section 401(a) of the Code, an entity that owns 10% or more of the equity of any tenant from which the Company or TRG receives or accrues rent from real property, or certain tax exempt entities described in the Articles) whose beneficial owners, rather than the entity, would be treated as owning the Capital Stock owned by such entity.

      The Articles provide that if the transfer of any shares of Regular Capital Stock or a change in the Company's capital structure would cause any person (the "Purported Transferee") to own Regular Capital Stock in excess of the General Ownership Limit (which refers to 8.23% in value of the outstanding Capital Stock) or the Look Through Limit (which refers to 9.9% in value of the outstanding Capital Stock) or in excess of the applicable Existing Holder Limit (which is the greater of the fixed number of shares of Regular Capital Stock and percentage in value of the outstanding Capital Stock applicable to the relevant Trust, as described above), then the transfer is void ab initio (the General Ownership Limit, the Look Through Limit, and the Existing Holder Limit are referred to collectively as the "Ownership Limits"). It is possible, however, that a transfer of Regular Capital Stock in violation of one of the Ownership Limits could occur without the Company's knowledge. Accordingly, the Articles provide that if notwithstanding the provisions of the Articles, the transfer nevertheless occurs or a change in capital structure causes a person to own in excess of any of the Ownership Limits, the shares in excess of such Ownership Limit automatically acquire the status of "Excess Stock." Shares that have become Excess Stock continue to be issued and outstanding shares of Common Stock or Preferred Stock, as the case may be.

      A Purported Transferee of Excess Stock acquires no rights to those shares. Rather, all rights associated with the ownership of those shares (with the exception of the right to be reimbursed for the original purchase price of those shares) immediately vest in one or more charitable organizations designated from time to time by the Company's Board of Directors (each, a "Designated Charity"). An agent designated from time to time by the Board of Directors (each, a "Designated Agent") will act as attorney-in-fact for the Designated Charity to vote the shares of Excess Stock and to take delivery of the certificates evidencing the shares that have become Excess Stock and any distributions paid to the Purported Transferee with respect to those shares. The Designated Agent will sell the Excess Stock, and any increase in value of the Excess Stock between the date it became Excess Stock and the date of sale will inure to the benefit of the Designated Charity.

      A Purported Transferee must notify the Company of any transfer resulting in shares converting into Excess Stock, as well as such other information regarding such person's ownership of the Company's Capital Stock as the Company requests. In addition, any person holding 5% or more of the Company's Capital Stock must provide the Company with information regarding such person's ownership of Capital Stock.

      Under the Articles, only the Designated Agent has the right to vote shares of Excess Stock; however, the Articles also provide that votes cast with respect to certain irreversible corporate actions (e.g., a merger or sale of the Company) will not be invalidated if erroneously voted by the Purported Transferee. The Articles also provide that a director is deemed to be a director for all purposes, notwithstanding a Purported Transferee's unauthorized exercise of voting rights with respect to shares of Excess Stock in connection with such director's election.

      The General Ownership Limit will not be automatically removed even if the REIT provisions are changed so as to no longer contain any ownership concentration limitation or if the concentration limitation is increased. In addition to preserving the Company's status as a REIT, the effect of the General Ownership Limit is to prevent any person from acquiring unilateral control of the Company. Any change in the General Ownership Limit would require an amendment to the Articles. Currently, amendments to the Articles require the affirmative vote of holders owning not less than two-thirds of the outstanding Capital Stock entitled to vote.

      All certificates evidencing shares of Capital Stock bear or will bear a legend referring to the restrictions described above.

                        FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of certain Federal income tax considerations that may be relevant to a prospective purchaser of Common Stock, is based upon current law, and is not tax advice. This discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances or to certain types of shareholders (including insurance companies, financial institutions, or broker-dealers) subject to special treatment under the Federal income tax laws.

      This discussion was prepared by Miro Weiner & Kramer, counsel to the Company, and is based on current provisions of the Code, existing, temporary, and currently proposed Treasury Regulations under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS, and judicial decisions. No assurance can be given that legislative, judicial, or administrative changes will not affect the accuracy of any statements in this Prospectus with respect to transactions entered into or contemplated prior to the effective date of such changes.

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE COMMON STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

General

      The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code and applicable Treasury Regulations, which are the requirements for qualifying as a REIT (the "REIT Requirements"). The Company believes that it is organized and operates in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner; however, no assurance can be given that it has operated in such a manner or that it will continue to operate in a manner so as to qualify or remain qualified.

      The REIT Requirements relating to the Federal income tax treatment of REITs and their shareholders are highly technical and complex. The following discussion sets forth only a summary of the material aspects of those sections.

Taxation of the Company

      As a REIT, the Company generally will not be subject to Federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to shareholders.

      The REIT provisions of the Code generally allow a REIT to deduct dividends paid to its shareholders. This deduction for dividends paid to shareholders substantially eliminates the Federal "double taxation" on earnings (once at the corporate level and once again at the shareholder level) that results from investment in a corporation.

      Even if the Company qualifies for taxation as a REIT, the Company may be subject to Federal income tax as follows:

            First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income and undistributed net capital gains.

            Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference, if any.

            Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (generally, property acquired by reason of a default on a lease or an indebtedness held by a REIT) that is held primarily for sale to customers in the ordinary course of business or
      (ii) other nonqualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

            Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100% tax.

            Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below) and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability.

            Sixth, if the Company should fail to distribute with respect to each calendar year at least the sum of (i) 85% of its REIT ordinary income from such year, (ii) 95% of its REIT capital gain net income for such year, and
      (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

            Seventh, if a REIT acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a carryover basis transaction (or if a REIT such as the Company holds assets beginning on the first day of the first taxable year for which the Company qualifies as a REIT) and the REIT subsequently recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which the asset was acquired by the REIT (or the REIT first qualified as a REIT), then the excess of (a) the fair market value of the asset as of the beginning of the applicable Recognition Period, over (b) the REIT's adjusted basis in such asset as of the beginning of such Recognition Period will be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the IRS (the "Built-in Gain Rules").

Requirements for Qualification

      To qualify as a REIT, the Company must meet the requirements discussed below relating to the Company's organization, sources of income, nature of assets, and distributions of income to shareholders.

Organizational Requirements

      The Code defines a REIT as a corporation, trust, or association:

          (i)  that is managed by one or more trustees or directors;

          (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

        (iii) that would be taxable as a domestic corporation but for the REIT Requirements;

         (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

          (v) the beneficial ownership of which is held by 100 or more persons; and

         (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities).

In addition, certain other tests, described below, regarding the nature of its income and assets must also be satisfied.

      The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.
      The Company satisfies the requirements set forth in (i) through (v) above and believes that it satisfies the requirement set forth in (vi) above. In addition, the Company's Articles currently include certain restrictions regarding transfer of the Company's shares, and the Company's Continuing Offer to certain individuals in TRG to exchange Units of Partnership Interest for shares of Common Stock includes certain restrictions on who is entitled to exercise rights under the Continuing Offer. In both cases, these restrictions are intended (among other things) to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above.

Income Tests

      To maintain qualification as a REIT, there are three gross income requirements that must be satisfied annually.

          o First, at least 75% of the Company's gross income, excluding gross income from certain dispositions of property held primarily for sale to customers in the ordinary course of a trade or business ("prohibited transactions"), for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments.

          o Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above and from dividends, interest, and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

          o Third, short-term gain from the sale or other disposition of stock or securities held for less than one year, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

      In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the REIT Requirements, including satisfying the gross income tests and the asset tests. Accordingly, the Company's proportionate share of the assets, liabilities, and items of income of TRG, including TRG's proportionate share of the assets, liabilities, and items of income of the Manager and of the Center Owners, will be treated as assets, liabilities, and items of income of the Company for purposes of applying the requirements described in this Prospectus, provided that each of the Joint Ventures is treated as a partnership for federal income tax purposes and that none of the other Center Owners or the TRG Trusts are taxable as corporations for Federal income tax purposes. See the discussion below under "-- Tax Aspects of TRG -- Classification."

      Rents received or deemed to be received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met.

          o First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Rents based on net income or profits do not include rents received from a tenant based on the tenant's income from the property if the tenant derives substantially all of its income with respect to such property from the leasing or subleasing of substantially all of such property, provided that the tenant receives from subtenants only amounts that would be treated as rents from real property if received directly by a REIT.

          o Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant").

          o Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property."

          o Finally, if a REIT provides services to tenants of a property, the rent received from such property will qualify as "rents from real property" only if the services are of a type that a tax-exempt organization can provide to its tenants without causing its rental income to be unrelated business taxable income under the Code (that is, if such services are "usually or customarily rendered in connection with the rental of space for occupancy only" and are not otherwise considered "primarily for the tenant's convenience"). Services which would give rise to unrelated business taxable income ("Prohibited UBTI Service Income") if provided by a tax-exempt organization must be provided by an "independent contractor" (as defined in the Code) who is adequately compensated and from whom the REIT does not derive any income. In any event, receipts from services furnished (whether or not rendered by an independent contractor) which are not customarily provided to tenants in properties of a similar class in the geographic market in which the property is located will in no event qualify as "rents from real property."

      Substantially all of the Company's income is derived from its partnership interest in TRG. Currently, TRG's real estate investments give rise to income that enables the Company to satisfy all of the income tests described above. TRG's income is largely derived from its interests in the Taubman Shopping Centers, which for the most part, qualify as "rents from real property" for purposes of the 75% and the 95% gross income tests. TRG also derives income from its partnership interest in the Manager and, to the extent dividends are paid by the Manager's managing partner ("Taub-Co"), from TRG's interest in Taub-Co.

      The Company believes that neither TRG nor any of the Center Owners charges rent from any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of receipts or sales, as described above). The Company believes that neither TRG nor any of the Center Owners derives rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents.

      The Company does not believe that it derives rent from property rented to a Related Party Tenant; however, the determination of whether the Company owns 10% or more of any tenant is made after the application of complex attribution rules under which the Company will be treated as owning interests in tenants that are owned by its "Ten Percent Stockholders." In identifying the Company's Ten Percent Stockholders, each individual or entity will be treated as owning Common Stock and Preferred Stock held by related individuals and entities. Accordingly, the Company cannot be absolutely certain whether all Related Party Tenants have been or will be identified. Although rent derived from a Related Party Tenant will not qualify as rents from real property and, therefore, will not be qualifying income under the 75% or 95% gross income tests, the Company believes that the aggregate amount of such rental income (and any other nonqualifying income) in any taxable year will not exceed the limits on nonqualifying income under such gross income tests. See "--Failure to Qualify."

      TRG has entered into an agreement with the Manager, pursuant to which the Manager provides all services that TRG requires in connection with the operation of the Taubman Shopping Centers. As a result of TRG's ownership interests in the Manager and Taub-Co, the Manager does not qualify as an independent contractor from whom the Company derives no income. The Company believes, however, that no amounts of rent should be excluded from the definition of rents from real property solely by reason of the failure to use an independent contractor since TRG will hire an independent contractor to the extent necessary to qualify rental income as rents from real property under Section 856(d)(1).

      The Manager receives fees in exchange for the performance of certain management and administrative services, including fees to be received pursuant to agreements with the Company and TRG. A portion of those fees will accrue to the Company because TRG owns a limited partnership interest in the Manager. The Company's indirect interest in the management fees generated by the Manager generally may not be qualified income under the 75% or 95% gross income tests (at least to the extent attributable to properties in which TRG has no interest or to a Joint Venture Partner's interest in a property). In any event, the Company believes that the aggregate amount of such fees (and any other nonqualifying income) in any taxable year has not exceeded and will not exceed the limits on nonqualifying income under the 75% and 95% gross income tests.

      The term "interest," for purposes of satisfying the income tests, generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. TRG or the Center Owners may advance money from time to time to tenants for the purpose of financing tenant improvements. The Company and TRG do not intend to charge interest that will depend in whole or in part on the income or profits of any person.

      The term "prohibited transaction," for purposes of the income tests and the excise tax described below, generally means a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. Any gross income derived from a prohibited transaction is taken into account in applying the 30% test (and the net income from any such transaction is subject to a 100% tax). TRG owns interests in real property that is situated on the periphery of certain of the Taubman Shopping Centers. The Company and TRG believe that this peripheral property is not held for sale to customers and that the sale of such peripheral property is not in the ordinary course of TRG's business. Whether property is held "primarily for sale to customers in the ordinary course of its trade or business" depends, however, on the facts and circumstances in effect from time to time, including those relating to a particular property. As a result, no assurance can be given that the Company can avoid being deemed to own property that the IRS later characterizes as property held "primarily for sale to customers in the ordinary course of its trade or business."

      If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if (i) the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, (ii) the Company attaches a schedule of the sources of its income to its return, and
(iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally earns exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. As discussed above in "Federal Income Tax Considerations--Taxation of the Company," even if these relief provisions apply, a tax would be imposed with respect to the excess gross income. No similar mitigation provision applies to provide relief if the 30% income test is failed, and in such case, the Company will cease to qualify as a REIT. See "Federal Income Tax Considerations--Failure to Qualify."

Asset Tests

      The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets.

               o First, at least 75% of the value of the Company's total assets, including its allocable share of assets held by TRG, must be represented by real estate assets (which for this purpose include stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or a long-term (at least five years) debt offering of the Company), cash, cash items, and government securities.

               o Second, not more than 25% of the value of the Company's total assets may be represented by securities other than those in the 75% asset class.

               o Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the

                    Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities.

      The Company is deemed to own its proportionate share of all of the assets owned by TRG and the Center Owners in which TRG is a partner. The Company believes that more than 75% of the value of TRG's assets qualify as "real estate assets." TRG's interest in Taub-Co should not violate the prohibition against a REIT's ownership of more than 10% of the voting securities of any one issuer. The Company believes that the value of the Company's proportionate share of TRG's interest in Taub-Co does not exceed 5% of the total value of the Company's assets, and the Company does not expect that it will exceed 5% in the future.

      After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company believes that it maintains adequate records of the value of its assets to ensure compliance with the asset tests and to enable the Company to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. There can be no assurance, however, that such other action will always be successful.

Annual Distribution Requirements

      In order to be treated as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (b) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (ii) the sum of certain items of noncash income.

      In addition, during its Recognition Period, if the Company disposes of any asset that was held by the Company prior to January 1, 1992, or that is otherwise subject to the Built-in Gain rules, the Company may be required, pursuant to guidance to be issued by the IRS, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Any such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration.

      To the extent that the Company does not distribute all of its net capital gain or distributes at least 95% (but less than 100%) of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates.

      Furthermore, if the Company fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company intends to make timely distributions sufficient to satisfy this annual distribution requirement.

      The Company's REIT taxable income consists substantially of the Company's distributive share of the income of TRG. Currently the Company's REIT taxable income is less than the cash flow it receives from TRG, due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the 95% distribution requirement.

      It is possible that, from time to time, the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to the insufficiency of cash flow from TRG in a particular year or to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such an insufficiency or such timing differences occur, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

      Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify

      If the Company fails to qualify for taxation as a REIT in any taxable year, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally earns exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests."

Taxation of U.S. Shareholders

      As used in the following discussion, the term U.S. Shareholder means a holder of shares of Common Stock that (for United States Federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) is an estate or trust the income of which is subject to United States Federal income taxation regardless of its source. For any taxable year for which the Company qualifies for taxation as a REIT, amounts distributed to taxable U.S. Shareholders will be taxed as follows.

Distributions Generally

      Distributions to U.S. Shareholders, other than capital gain dividends discussed below, constitute dividends to such shareholders up to the amount of the Company's current or accumulated earnings and profits and are taxable to such shareholders as ordinary income. Such distributions are not eligible for the dividends-received deduction for corporations. Under current law, the maximum Federal income tax rate applicable to ordinary income of individuals is 39.6% and applicable to corporations is 35%. To the extent that the Company makes distributions in excess of its current or accumulated earnings and profits, such distributions will first be treated as a tax-free return of capital, reducing the tax basis in each U.S. Shareholder's Common Stock.
Distributions in excess of a U.S. Shareholder's tax basis in its Common Stock are taxable as gain realized from the sale of such shares. A dividend declared by the Company in October, November, or December of any year payable to a shareholder of record on a specified date in any such month is treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include on their own income tax returns any tax losses of the Company. Pursuant to Regulations to be promulgated by the Treasury, a portion of the Company's distributions may be subject to the alternative minimum tax to the extent of the Company's items of tax preference, if any, allocated to the shareholders.

      The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in "Federal Income Tax Considerations -- Taxation of the Company" above. As a result, U.S. Shareholders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends. Moreover, any "deficiency dividend" will be treated as a "dividend" (an ordinary dividend or a capital gain dividend, as the case may be), regardless of the Company's earnings and profits.

Capital Gain Dividends

      A dividend paid to a U.S. Shareholder that is properly designated by the Company as a capital gain dividend will be treated as long-term capital gain (to the extent it does not exceed the Company's actual net capital gain) for the taxable year without regard to the period for which the shareholder has held his Common Stock; however, corporate shareholders may be required to treat up to 20% of certain capital gains dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

Passive Activity Loss and Investment Interest Limitations

      Distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income, and therefore, U.S. Shareholders generally will not be able to apply any "passive losses" against such income. Dividends from the Company (to the extent they do not constitute a return of capital) and gain from the disposition of shares generally may be treated as investment income for purposes of the investment interest limitation.

Certain Dispositions of Common Stock

      A U.S. Shareholder will recognize gain or loss on the sale or exchange of Common Stock to the extent of the difference between the amount realized on such sale or exchange and the shareholder's tax basis in such Common Stock. Such gain or loss generally will constitute long-term capital gain or loss if the shareholder has held such shares for more than one year. Losses incurred on the sale or exchange of Common Stock held for six months or less (after applying certain holding period rules), however, will generally be deemed long-term capital loss to the extent of any long-term capital gain dividends received by the U.S. Shareholder with respect to such Common Stock.

Treatment of Tax-Exempt Shareholders

      Distributions from the Company to a tax-exempt employee's pension trust or other domestic tax-exempt shareholder will not constitute "unrelated business taxable income" ("UBTI") unless such shareholder has borrowed to acquire or carry the Common Stock or the Company is a "pension-held REIT," as discussed below.

      Qualified trusts that hold more than 10% (by value) of the shares of certain REITs ("pension-held REITS") may be required to treat a certain percentage of such a REIT's distributions as UBTI. This requirement will apply only if (i) the REIT would not qualify as such for Federal income tax purposes but for the application of a "look-through" exception to the five-or-fewer requirement applicable to shares held by qualified trusts and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held if either
(i) a single qualified trust holds more than 25% by value of the REIT interests or (ii) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. A de minimis exception applies when the ratio set forth in the preceding sentence is less than 5% for any year. For these purposes, a qualified trust is any trust described in section 401(a) of the Code and exempt from tax under section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the five-or- fewer requirement without relying upon the "look-through" exception. The Company believes that it is not a "pension-held REIT." No assurance can be given, however, that the Company will not become a pension-held REIT in the future.

Special Tax Considerations for Foreign Shareholders

      The rules governing United States Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and foreign trusts and estates (collectively, "Non-U.S. Shareholders") are complex, and the following discussion is intended only as a summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of Federal, state, and local income tax laws on an investment in the Company, including any reporting requirements.

      In general, a Non-U.S. Shareholder will be subject to regular United States income tax with respect to its investment in the Company if such investment is "effectively connected" with the Non-U.S. Shareholder's conduct of a trade or business in the United States. A corporate Non-U.S. Shareholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business may also be subject to the branch profits tax under Section 884 of the Code, which is payable in addition to regular United States corporate income tax. The following discussion will apply to Non-U.S. Shareholders whose investment in the Company is not so effectively connected.

      A distribution by the Company that is not attributable to gain from the sale or exchange by the Company of a United States real property interest and that is not designated by the Company as a capital gain dividend will be treated as an ordinary income dividend to the extent made out of current or accumulated earnings and profits. Generally, any ordinary income dividend will be subject to a United States withholding tax equal to 30% of the gross amount of the dividend unless such tax is reduced by an applicable tax treaty. Such a distribution of cash in excess of the Company's earnings and profits will be treated first as a return of capital that will reduce a Non-U.S. Shareholder's basis in its Common Stock (but not below zero) and then as gain from the disposition of such shares, the tax treatment of which is described under the rules discussed below with respect to disposition of Common Stock.

      Distributions by the Company that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a Non-U.S. Shareholder under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Shareholder as if such distributions were gains "effectively connected" with a United States trade or business. Accordingly, a Non-U.S. Shareholder will be taxed at the normal capital gain rates applicable to a U.S. Shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder that is not entitled to treaty exemption.

      The Company will be required to withhold from distributions to Non-U.S. Shareholders, and remit to the IRS, (i) 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (ii) 30% of ordinary dividends paid out of earnings and profits. In addition, if the Company designates prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding. A distribution in excess of the Company's earnings and profits may be subject to 30% dividend withholding if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of the Company's current and accumulated earnings and profits. Tax treaties may reduce the Company's withholding obligations. If the amount withheld by the Company with respect to a distribution to a Non-U.S. Shareholder exceeds such shareholder's United States tax liability with respect to such distribution (as determined under the rules described in the two preceding paragraphs), the Non-U.S. Shareholder may file for a refund of such excess from the IRS. It should be noted that the 35% withholding tax rate on capital gain dividends currently corresponds to the maximum income tax rate applicable to corporations, but is higher than the 28% maximum rate on capital gains of individuals.

      Unless the Common Stock constitute a "United States real property interest" within the meaning of FIRPTA, the sale of Common Stock by a Non-U.S. Shareholder generally will not be subject to United States taxation. The Common Stock will not constitute a United States real property interest if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by Non-U.S. Shareholders. Currently, the Company believes that it is a domestically controlled REIT, and therefore the sale of Common Stock is not subject to taxation under FIRPTA. Because the Common Stock is publicly traded, however, no assurance can be given that the Company will continue to be a domestically controlled REIT. If the Company does not constitute a domestically controlled REIT, whether a Non-U.S. Shareholder's sale of Common Stock would be subject to tax under FIRPTA as a sale of a United States real property interest would depend on whether the shares were "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange, on which the Common Stock is listed) and on the size of the selling shareholder's interest in the Company.

      If the gain on the sale of Common Stock were subject to taxation under FIRPTA, the Non- U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In any event, a purchaser of Common Stock from a Non-U.S. Shareholder will not be required under FIRPTA to withhold on the purchase price if the purchased Common Stock is "regularly traded" on an established securities market or if the

Company is a domestically controlled REIT. Otherwise, under FIRPTA the purchaser of Common Stock may be required to withhold 10% of the purchase price and remit such amount to the IRS, and the Company may be required to withhold 10% of certain distributions to Non-U.S. Shareholders. Notwithstanding the foregoing, capital gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on such individual's capital gains.

Information Reporting Requirements and Backup Withholding Tax

      Under certain circumstances, U.S. Shareholders of Common Stock may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, Common Stock. Backup withholding will apply only if the holder (i) fails to furnish its taxpayer identification number ("TIN") (which, for an individual, would be his social security number), (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed properly to report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. U.S. Shareholders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Shareholder will be allowed as a credit against such U.S. Shareholder's United States Federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

      Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Shareholders, and Non-U.S. Shareholders should consult their tax advisors with respect to any such information reporting and backup withholding requirements. Backup withholding with respect to Non-U.S. Shareholders is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a Non-U.S. Shareholder will be allowed as a credit against any United States Federal income tax liability of such Non-U.S. Shareholder. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Tax Aspects of TRG

      The  following   discussion   summarizes   certain   Federal   income  tax
considerations applicable solely to the Company's investment in TRG. The discussion does not cover state or local tax laws or any Federal tax laws other than income tax laws.


Classification

      The Company is entitled to include in its income its distributive share of TRG's income and to deduct its distributive share of TRG's losses only if TRG and each Center Owner is classified for Federal income tax purposes as a partnership rather than as an association taxable as a corporation, and none of the TRG Trusts are classified for Federal income tax purposes as associations taxable as corporations.

      An entity will be classified as a partnership rather than as a corporation or an association taxable as a corporation for Federal income tax purposes if the entity is treated as a partnership under Treasury Regulations, effective January 1, 1997, relating to entity classification (the "Check-the-Box Regulations").

      In general, under the Check-the-Box Regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for Federal income tax purposes. The Federal income tax classification of an entity that was in existence prior to January 1, 1997, such as TRG and the Center Owners, will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification, (ii) the entity and all members of the entity recognized the Federal income tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and
(iii) neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination. TRG and each Center Owner reasonably claimed partnership classification under the Treasury Regulations relating to entity classification in effect prior to January 1, 1997, and such classification should be respected for Federal income tax purposes. TRG and the Center Owners intend to continue to be classified as partnerships for Federal income tax purposes, and none of them will elect to be treated as an association taxable as a corporation under the Check-the-Box Regulations.

      The Company also believes that none of the TRG Trusts are taxable as a corporation for Federal income tax purposes. No assurance can be given, however, that the IRS will not challenge the non-corporate status of the TRG Trusts for Federal income tax purposes. If such challenge were sustained by a court, the TRG Trusts would be treated as a corporation for Federal income tax purposes, as described below. In addition, the Company's belief is based on existing law,
which  is  to  a  great  extent  the  result  of  administrative   and  judicial
interpretation. No assurance can be given that administrative or judicial changes would not modify these conclusions.

      If for any reason, any TRG Trust were taxable as a corporation rather than as a trust for Federal income tax purposes, the Company would not be able to satisfy the income and asset requirements for REIT status. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests" and "Federal Income Tax Considerations -- Requirements for Qualification -- Asset Tests." In addition, any change in the status of a TRG Trust for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. If a TRG Trust were taxable as a corporation, items of income and deduction would not pass through to its beneficiary, which would be treated as a shareholder for tax purposes. Such TRG Trust would be required to pay income tax at corporate tax rates on its net income, and distributions would constitute dividends that would not be deductible in computing such TRG Trust's taxable income.

Income Taxation of TRG and Its Partners

Partners, Not TRG, Subject to Tax

      A partnership is not a taxable entity for Federal income tax purposes. Rather, the Company is required to take into account its allocable share of TRG's income, gains, losses, deductions, and credits for any taxable year of TRG ending within or with the taxable year of the Company, without regard to whether the Company has received or will receive any distribution from TRG.

Tax Allocations with Respect to Contributed Properties

      Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction, including depreciation, attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for Federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. TRG's partnership agreement requires allocations of income, gain, loss, and deduction attributable to such contributed property to be made in a manner that is consistent with Section 704(c) of the Code. Any income, gain, loss, or deduction in excess of that specially allocated to the contributing partners pursuant to Section 704(c) of the Code is allocated to TRG's partners in accordance with their percentage interests.

      Accordingly, depreciation on any property contributed to TRG is allocated to each contributing partner in a manner designed to reduce the difference between such property's fair market value and its tax basis, using methods that are intended to be consistent with statutory intent and Treasury Regulations under Section 704(c) of the Code. On the other hand, depreciation with respect to any property purchased by TRG subsequent to the admission of the Company in late 1992 will be allocated among the partners in accordance with their respective percentage interests in TRG.

Sale of TRG's Property

      Generally, any gain realized by TRG on the sale of property held by TRG or a Center Owner for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code and the Treasury Regulations governing the revaluation of TRG assets and the restatement of its capital accounts to fair market value, any unrealized gain attributable to appreciation in the regional shopping center interests prior to the admission of the Company to TRG in late 1992 ("Built-in- Gain") must, when recognized, be allocated to the contributing partners. Such Built-in-Gain would generally be equal to the difference between the fair market value of the property upon the Company's admission and the adjusted tax basis of TRG in such property. Thus, the Company will not incur a tax on such Built-in-Gains because (except as noted in the following sentence) they must be allocated to partners in TRG other than the Company. In addition, any Built-in-Gain with respect to properties contributed to TRG subsequent to the Company's admission to TRG must be allocated to the contributing partners. As a consequence of its 1% pre-contribution interests in two of the Taubman Shopping Centers, the Company will be allocated an equivalent portion of pre-contribution gain in the event of a disposition of either property. Further, depreciation will be allocated to reduce the disparity between fair market value and tax basis with respect to appreciated property contributed to TRG or otherwise held by TRG prior to the Company's admission to TRG. Such allocations will permit the GM Trusts and the Company to claim larger depreciation deductions because they have contributed solely unappreciated property.

      The Company's share of any gain realized by TRG on the sale of any property held by TRG or a Center Owner as inventory or other property held primarily for sale to customers in the ordinary course of TRG's or a Center Owner's trade or business will, however, be treated as income form a prohibited transaction that is subject to a 100% penalty tax. See "Federal Income Tax
Considerations -- Taxation of the Company -- Income Tests." Such prohibited transaction income will also have an adverse effect on the Company's ability to satisfy the income tests for REIT status. See "Federal Income Tax Considerations -- Requirements For Qualification -- Income

Tests" above. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of TRG's or a Center Owner's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. TRG and the Center Owners intend to hold the Taubman Shopping Centers for investment with a view to long-term appreciation, and to engage in the business of acquiring, developing, owning, and operating the Taubman Shopping Centers, including peripheral land, consistent with TRG's and the Center Owners' investment objectives.

State and Local Taxes

      The Company is, and its shareholders may be, subject to state, local, or other taxation in various state, local, or other jurisdictions, including those in which they transact business or reside. The tax treatment in such jurisdictions may differ from the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on their investment in the Company.


                              ERISA CONSIDERATIONS

      The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to prospective investors. This discussion does not purport to deal with all aspects of ERISA or the Code that may be relevant to particular investors in light of their particular circumstances. A PROSPECTIVE INVESTOR THAT IS AN EMPLOYEE BENEFIT PLAN SUBJECT TO ERISA, A TAX QUALIFIED RETIREMENT PLAN, AN IRA OR A GOVERNMENTAL, CHURCH OR OTHER PLAN THAT IS EXEMPT FROM ERISA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER APPLICABLE PROVISIONS OF ERISA, THE CODE AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE COMMON STOCK BY SUCH PLAN OR IRA.

Fiduciary Duties and Prohibited Transactions

      A fiduciary of a pension, profit-sharing, retirement, or other employee benefit plan subject to ERISA (an "ERISA Plan") should consider the fiduciary standards under ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment of any portion of the ERISA Plan's assets in Common Stock. Accordingly, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA; (ii) whether the investment is in accordance with the documents and instruments governing the ERISA Plan as required by Section 404(a)(1)(D) of ERISA; (iii) whether the investment is prudent under Section
404(a)(1)(B) of ERISA; and (iv) whether the investment is solely in the interests of the ERISA Plan participants and beneficiaries and for the exclusive purpose of providing benefits to the ERISA Plan participants and beneficiaries and defraying reasonable administrative expenses of the ERISA Plan as required by Section 404(a)(1)(A) of ERISA.

      In addition to the imposition of fiduciary standards, ERISA and Section 4975 of the Code prohibit a wide range of transactions between an ERISA Plan, an IRA or certain other plans (collectively, a "Plan") and persons who have certain specified relationships to the Plan ("parties in interest" within the meaning of ERISA and "disqualified persons" within the meaning of the Code). Thus, a Plan fiduciary or person making an investment decision for a Plan also should consider whether the acquisition or the continued holding of Common Stock might constitute or give rise to a direct or indirect prohibited transaction.

Plan Assets

      The prohibited transaction rules of ERISA and the Code apply to transactions with a Plan and also to transactions with the "plan assets" of a Plan. The "plan assets" of a Plan include the Plan's interest in an entity in which the Plan invests and, in certain circumstances, the assets of the entity in which the Plan holds such interest. The term "plan assets" is not specifically defined in ERISA or the Code, nor, as of the date hereof, has it been interpreted definitively by the courts in litigation. On November 13, 1986, the United States Department of Labor, the governmental agency primarily responsible for administering ERISA, adopted a final regulation (the "DOL Regulation") establishing the standards it will apply in determining whether an equity investment in an entity will cause the assets of such entity to constitute "plan assets." The DOL Regulation applies for purposes of both ERISA and Section 4975 of the Code.

      Under the DOL Regulation, if a Plan acquires an equity interest in an entity, which equity interest is not a "publicly-offered security," the Plan's assets generally would include both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The DOL Regulation defines a publicly-offered security as a security that is "widely held," "freely transferable," and either part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The shares of Common Stock offered by this Prospectus are being sold in an offering registered under the Securities Act and are registered under
Section 12(b) of the Exchange Act.

      The DOL Regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A class of securities will not fail to be "widely held," however, solely because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. The Company believes that the Common Stock is "widely held" for purposes of the DOL Regulation.

      The DOL Regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all the relevant facts and circumstances. The DOL Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not affect, alone or in combination, the finding that such securities are freely transferable. The Company believes that the restrictions imposed under the Articles on the transfer of Common Stock are limited to restrictions on transfer generally permitted under the DOL Regulation and are not likely to result in the failure of the Common Stock to be "freely transferable." See "Restrictions on Transfer." The DOL Regulation only establishes a presumption in favor of a finding of free transferability; therefore, no assurance can be given that the Department of Labor and the Treasury Department would not reach a contrary conclusion with respect to the Common Stock. Any additional transfer restrictions imposed on the transfer of Common Stock will be discussed in the applicable Prospectus Supplement.

      Assuming that the Common Stock will be "widely held" and "freely transferable," the Company believes that the Common Stock will be publicly-offered securities for purposes of the DOL Regulation and that the assets of the Company will not be deemed to be "plan assets" of any Plan that invests in the Common Stock.

                              PLAN OF DISTRIBUTION

      The Selling Shareholder's shares offered by this Prospectus may be offered and sold from time to time as market conditions permit on the New York Stock Exchange, or otherwise, at prices and terms then prevailing, at prices related to the then-current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer engaged by the Selling Shareholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate a transaction; (b) purchases by a broker or a dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker or dealer. In effecting sales, brokers or dealers engaged by the Selling Shareholder may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the Selling Shareholder in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed "underwriters" under the Securities Act.


                                  LEGAL MATTERS

      The validity of the Common Stock offered by this Prospectus, as well as certain tax matters, have been passed upon for the Company by Miro Weiner & Kramer, 500 N. Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304. Jeffrey H. Miro, a senior member of Miro Weiner & Kramer, is the Secretary of the Company.



                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock is traded on the New York Stock Exchange (the "NYSE"). These reports, proxy statements, and other information filed by the Company can also be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005.

      This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). In accordance with the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information concerning the Company and the Common Stock offered by this Prospectus, reference is hereby made to the Registration Statement and the exhibits and schedules filed with the Registration Statement, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. The Commission maintains a World Wide Web Site (http://www.sec.gov) that contains such material regarding issuers that file electronically with the Commission. The Registration Statement has been so filed and may be obtained at such site. Any statements contained in this Prospectus concerning the provisions of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                           INCORPORATION BY REFERENCE

      The following documents filed with the Commission pursuant to the Exchange Act (file number 1-11530) are incorporated by reference into this Prospectus:

     (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     (b) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and

     (c) the Company's Current Report on Form 8-K/A #1 dated July 19, 1996, and filed with the Commission on July 10, 1997.

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (including any documents incorporated by reference in such documents) after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing such documents.

      Any statement contained in a document incorporated or deemed incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Written or oral requests for copies should be directed to Taubman Centers, Inc., 200 East Long Lake Road, Suite 300, P.O. Box 200, Bloomfield Hills, Michigan 48303-0200, Attention: Chief Financial Officer (telephone: (248) 258-6800).

                                    GLOSSARY


      Unless the context otherwise requires, the following capitalized terms shall have the meanings set forth below for the purposes of this Prospectus:

      "ACMs" means asbestos-containing materials.

      "Articles" means the Company's Second Amended and Restated Articles of Incorporation.

      "Asset Tests" means, under the DOL Regulation's guidelines for an entity to qualify as a real estate operating company, the requirement that on certain specified valuation dates, at least 50% of its assets (valued at cost and excluding certain short-term investments) be invested in real estate which is managed or developed and with respect to which such entity has the right to substantially participate directly in the management or development activities.

      "AT&T Trust" means the AT&T Master Pension Trust.

      "Built-in-Gain" has the meaning ascribed to it under the caption "Federal Income Tax Considerations -- Taxation of the Company."

      "Capital Stock" means the Company's Common Stock, Preferred Stock, and Excess Stock.

      "Center Owners" means, collectively, the Joint Ventures, and the entities owning Taubman Shopping Centers that are 100% beneficially owned by TRG.

      "Centers" means the Taubman Shopping Centers.

      "Code" means the Internal Revenue Code of 1986, as amended.

      "Commission" means the United States Securities and Exchange Commission.

      "Common Stock" means the Common Stock of the Company.

      "Company" means Taubman Centers, Inc., a Michigan corporation.

      "Continuing Offer" means the continuous, irrevocable offer that Company has made to all present (and may, in the discretion of the Company, make to certain future) holders of partnership interests in TRG other than the GM Trusts and A. Alfred Taubman and affiliates.

      "DOL" means the United States Department of Labor.

      "DOL Regulation" means a regulation, issued by the DOL, defining "plan assets."

      "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

      "ERISA Plan" means a pension, profit-sharing, or other employee benefit plan subject to Title I of ERISA.

      "Excess Stock" means shares owned, or deemed to be owned, or transferred to a shareholder in excess of the General Ownership Limited or an Existing Holder Limit.

      "Existing Holder Limit" means the maximum shares of Regular Capital Stock that the Trusts may own: the greater of 8,731,426 shares and 19.8% in value of the Capital Stock, in the case of the GM Trusts collectively; the greater of 6,059,080 shares and 13.74% in value of the Capital Stock, in the case of the AT&T Trust; and the greater of 14,790,506 shares and 33.54% in value of the Capital Stock, in the case of the Trusts collectively.

      "General Ownership Limit" means the ownership of more than 8.23% in value of the Capital Stock.

 "GM Trusts" means the General Motors Hourly-Rate Employes Pension Trust and the General Motors Salaried Employes Pension Trust.

      "Independent Directors" means the directors of the Company who are unaffiliated with TRG, the TG Affiliates, and the GM Trusts.

      "IRA" means an individual retirement account.

      "IRS" means the United States Internal Revenue Service.

      "Joint Ventures" means partnerships with unaffiliated third parties through which TRG has interests in certain Centers.

      "Look Through Limit" means the up to 9.9% in value of the outstanding Capital Stock that a Look Through Entity may own under certain circumstances.

      "Manager" means The Taubman Company Limited Partnership, a Delaware limited partnership, which is more than 99% beneficially owned by TRG.

      "Non-U.S. Shareholders" means non-resident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates.

      "Ownership Limits" means the General Ownership Limit, the Look Through Limit, and the Existing Holder Limit.

      "Partnership Agreement" means the partnership agreement of TRG.

      "Partnership Committee" means the partnership committee of TRG in which governance of TRG is vested.

      "Preferred Stock" means the Preferred Stock of the Company.

      "Prohibited UBTI Service Income" means services that would give rise to UBTI.

      "Recognition   Period"  means  the   recognition   period   pertaining  to
Built-in-Gain as defined pursuant to Regulations to be issued under Section 337(d) of the Code.

      "Regular Capital Stock" means shares of Common Stock and Preferred Stock that have not become Excess Stock.

      "REIT" means a real estate investment trust as defined pursuant to Sections 856 through 860 of the Code.

      "REIT Requirements" means the requirements for qualifying as a REIT under the Code and Treasury Regulations.

      "Related Party Tenant" means a tenant that is owned, directly or constructively, by a REIT or an owner of 10% or more of a REIT.

      "Securities Act" means the Securities Act of 1933, as amended from time to time.

      "Taub-Co" means Taub-Co Management, Inc., a Michigan corporation formerly known as The Taubman Company, Inc., which is the Manager's managing general partner and predecessor- in-interest.

      "The Taubman Company Limited Partnership" means a Delaware limited partnership that is the Manager and that provides substantially all property management and leasing services for each Taubman Shopping Center and corporate, development, administrative, and acquisition services for TRG and the Company.

      "Taubman Shopping Centers" means the regional shopping centers in which TRG has ownership interests.

      "Ten Percent Stockholder" means each individual or entity which owns, either directly or through related individuals and entities under the applicable attribution rules of the Code, 10% or more of the Company's outstanding shares of Capital Stock.

      "TG"  means  TG  Partners   Limited   Partnership,   a  Delaware   limited
partnership, which is a general partner in TRG and affiliates of A. Alfred Taubman.

      "TG Affiliates" means TG, A. Alfred Taubman, the members of his family, his and their affiliates, the original partners in TRG and any affiliate of an original partner in TRG or of any member of an original partner's family, and all officers and employees of the Manager for so long as they are actively employed by the Manager, and for so long as such individuals are so included, any affiliate of such individuals, officers and employees.

      "Treasury Regulations" means the Income Tax Regulations promulgated under the Code.

      "TRG" means The Taubman Realty Group Limited Partnership, a Delaware limited partnership.

      "TRG Trusts" means the trusts, of which TRG is the sole beneficiary, which are (or in the future will become) a partner with TRG in certain of the Center Owners.

      "Trusts" means the GM Trusts and the AT&T Trust.

      "UBTI" means unrelated business taxable income as defined in Section 512(a) of the Code.

      "Units of Partnership Interest" means the units into which partnership interests of TRG are divided, as provided in the Partnership Agreement, and as the same may be adjusted, as provided in the Partnership Agreement.